                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                APRIL           , 2004
                --------------------------------


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):



                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                        (REGISTRANT)

DATE       APRIL 15, 2004                    BY /s/ Rochiman Sukarno
    -------------------------                  ---------------------------------
                                                        (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                           No.TEL 173/PR110/UHI/2004





                 APPOINTMENT OF TELKOM'S NEW CORPORATE SECRETARY






JAKARTA, APRIL 15th ,2004 - It is hereby announced that effective April 14th ,2004, TELKOM has appointed Mr. Adek Julianwar as Corporate Secretary, replacing Mr. Woeryanto Soeradji which has been appointed as Director of Human Resources and Support Bussiness through Extraordinary General Meeting on March 10th,
2004. Mr. Adek Julianwar was previously the Head of Corporate Transformation Group-TELKOM.









ROCHIMAN SUKARNO
Head of Investor Relations



For more information please contact:
Unit Hubungan Investor, PT. Telekomunikasi Indonesia, Tbk.
Telp    : 62-21-5215109
Fax     : 62-21-5220500
E-mail  : investor@telkom.co.id
Website : www.telkom-indonesia.com